Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: SureWest Communications
File No. of Related Registration Statement: 333-180407

Date:	May 3, 2012

To:	All Consolidated Communications and SureWest Employees

From:	Steve Childers, Consolidated Communications CFO and Transition Officer Dan Bessey, SureWest CFO and Transition Officer

Subject:	Transition and Integration Update

We thought it would be helpful to give you another update on the continuing work of combining our companies. It has been almost three months since the merger announcement, and as Transition Officers, we’d like to share with you our progress and provide some details that could help manage your expectations during this time of transition. You’ll find additional comments on integration in our interview with Anne Chacón, SureWest Corporate Communications Manager, which is viewable by video podcast from each company’s respective Intranets.

Regulatory approvals are going as expected and we are now targeting an early July close. Filings with the FCC and the Missouri PUC and municipalities are complete and have been approved. We anticipate receiving approval from the Kansas PUC in early May and California PUC in early June. Based on a very limited review, our S4 Registration statement was deemed effective on April 24 by the SEC and our respective shareholder meetings are scheduled for June 12. In addition, we’ve successfully coordinated the 2011 Q4 and full year earnings releases of our two companies and have announced 2012 Q1 earnings results this week.

Over the last few weeks, Consolidated Communications executive management visited both SureWest locations (Roseville, California and Lenexa, Kansas) and began meeting with individuals. The goal of these visits was to better understand roles, responsibilities, processes and systems of each department. They have been very positive and beneficial to the early planning of the integration process. This was a good opportunity for Consolidated Communications’ executive team to assess current operations of both companies and begin to incorporate best practices into the organization. Critical pieces of this decision-making, and ones which will be made carefully and thoughtfully, are with our operational systems. It’s imperative that we do a thorough evaluation and analysis to determine which systems provide the best opportunity for the combined company. Consolidated Communications is appreciative of the collaborative spirit of SureWest management and also the openness of all employees. These visits and meetings will continue and we anticipate communicating with employees on the organizational design of the combined company and their individual status before close, along with the integration roadmap and key milestones.

Today we’re pleased to announce Chris Young, Consolidated Communications CIO, as the executive owner of the Integration Management Office (IMO). Chris will oversee all integration efforts, including strategic direction, prioritization and communication on integration projects with the executive team. Barb TenEyck, Consolidated Communications Director of Internal Audit, and Karin Williams, SureWest ITS Director, Implementation Services, will be managing the IMO. They both bring great experience to this project. Barb has successfully managed the IMO for the last two Consolidated Communications acquisitions and Karin brings a deep knowledge of SureWest business processes and system interactions, and will be a great complement to Barb.

The integration managers will have day-to-day responsibility for integration of the two companies. This means developing a framework for overall integration, including planning, project management, measurements, documentation and tools. They will facilitate the creation of integration teams and work closely with each group in getting teams launched. In their roles they will insure alignment and coordination of various integration activities and manage timely resolution of issues. They will also monitor progress against objectives, ensure deadlines are met and provide regular updates to the executive team and the broader workforce.

Additional integration planning will be done as we get closer to the anticipated closing date.  Forming the IMO and naming integration managers puts us in a great position to begin integration projects, as appropriate, when we are one company.

In the meantime, please continue doing what we do best, which is taking care of our customers. It’s also important that we continue to execute against our 2012 goals. We’re excited about the opportunities that lie ahead and are eager to work together to join our companies into one.

If you have questions or concerns regarding the IMO or transition in general, please continue to use the Intranet Q&A tools (SW-Ask Anything or CCI-Employee Comment Box), or contact Chris Young (chris.young@consolidated.com or 217-234-5888) or one of us directly. We may not have all the answers yet, but will share what we can until more decisions can be made and communicated.

Thank you.

Steve and Dan

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Proxy Statement/Prospectus

This material is not a substitute for the joint proxy statement/prospectus the Company and SureWest filed with the Securities and Exchange Commission on March 28, 2012, which, as amended, was declared effective on April 24, 2012. Investors in the Company or SureWest are urged to read the joint proxy statement/prospectus, which contains important information, including detailed risk factors. The joint proxy statement/prospectus is, and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. The definitive joint proxy statement/prospectus was first mailed to the Company’s stockholders and shareholders of SureWest on May 1, 2012.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of SureWest is set forth in SureWest’s Form 10-K for the year ended December 31, 2011. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive joint proxy statement/prospectus for such proposed transactions.